ROYAL BANK OF CANADA
TERMS AGREEMENT
RBC Capital Markets Corporation
As the Representative of the Several
Underwriters
One Liberty Plaza
165 Broadway
New York, New York 10006
July 12, 2006
Ladies and Gentlemen:
               Royal Bank of Canada, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Standard Provisions, dated July 12, 2006 (the “Standard Provisions”), to issue and sell to the Underwriters named in Schedule II hereto (the “Underwriters”) the securities specified in Schedule III hereto (the “Offered Securities”). Each of the schedules attached hereto and the provisions of the Standard Provisions is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Shelf Prospectus (as therein defined) in Section 2 of the Standard Provisions shall be deemed to be a representation or warranty as of the date of the Standard Provisions in relation to the Prospectus or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Offered Securities that are the subject of this Terms Agreement. Each reference to the Representative herein and in the provisions of the Standard Provisions so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Standard Provisions are used herein as therein defined. The representative designated to act on behalf of each of the Underwriters of the Offered Securities pursuant to Section 12 of the Standard Provisions and the address of the Representative referred to in such Section 12 is set forth at the end of Schedule III hereto.
               An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the AMF pursuant to Québec Securities Laws, in the case of the Shelf Prospectus.
               Subject to the terms and conditions set forth herein and in the Standard Provisions incorporated herein by reference, the Bank agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Bank, at the time and place and at the purchase price to the Underwriters set forth in

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Schedule III hereto, the principal amount of Offered Securities set forth opposite the name of such Underwriters in Schedule II hereto.
               If the foregoing is in accordance with your understanding, please sign and return to us four (4) counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Standard Provisions incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and the Bank.

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Very truly yours,

ROYAL BANK OF CANADA

By:	/s/ Royal Bank of Canada
Name:
Title:

By:	/s/ Royal Bank of Canada
Name:
Title:
Accepted as of the date hereof:
RBC CAPITAL MARKETS CORPORATION
As Representative for itself and the
other underwriters named in Schedule II
attached hereto
RBC CAPITAL MARKETS CORPORATION

By:	/s/ RBC Capital Markets Corporation
Name:
Title:

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SCHEDULE I
a. Time of Sale Information
Pricing term sheet dated as of July 12, 2006
b. Pricing Information Provided Orally by Underwriters
None

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SCHEDULE II

	Principal Amount of Offered
Underwriters	Securities to be Purchased
RBC Capital Markets Corporation		$625,000,000
Bear, Stearns & Co. Inc.		200,000,000
Banc of America Securities LLC		25,000,000
Deutsche Bank Securities Inc.		25,000,000
Goldman, Sachs & Co.		25,000,000
HSBC Securities (USA) Inc.		25,000,000
J.P. Morgan Securities Inc.		25,000,000
Lehman Brothers Inc.		25,000,000
Morgan Stanley & Co. Incorporated		25,000,000
Total	US$	1,000,000,000

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SCHEDULE III
Title of Offered Securities:
5.65% Senior Notes due 2011
Status:
Senior debt securities of the Bank ranking equally with all other unsecured and unsubordinated debt of the Bank including deposit liabilities, other than certain governmental claims in accordance with applicable law.
Aggregate principal amount:
US$1,000,000,000
Price to Public:
99.789% of the principal amount of the Offered Securities, plus accrued interest, if any.
Purchase Price by Underwriters:
99.539% of the principal amount of the Offered Securities, plus accrued interest, if any.
Payment of Expenses/Rebate of Proceeds :
The Underwriters have agreed to make a payment of $1,314,636 to the Bank in connection with the offering of the Offered Securities, $500,000 of which is in reimbursement of the Bank’s expenses in connection with the offering of the Offered Securities, and the balance of which is in reimbursement of expenses relating to the filing of the Bank’s shelf registration statement.
Form of Offered Securities:
Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, including for the accounts of Euroclear Bank S.A./N.V. and Clearstream Banking S.A., to be made available for checking by the Underwriters at least twenty-four hours prior to the Closing Date at the office of DTC.
Specified funds for payment of purchase price:
Federal (same-day) funds
Closing Date:
9:30 a.m. (New York City time), July 20, 2006

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Indenture:
Indenture dated as of October 23, 2003, made between the Bank and JPMorgan Chase Bank, as Trustee.
Maturity Date:
Offered Securities will mature on July, 20, 2011.
Interest Rate:
The Offered Securities will bear interest at 5.65%.
Interest on the Offered Securities will be computed on the basis of a 360-day year of twelve 30-day months.
Interest Payment Dates:
Semi-annually in arrears on January 20 and July 20 of each year, beginning on January 20, 2007.
Redemption Provisions:
No redemption provisions
Sinking Fund Provisions:
No sinking fund provisions
Branch of Account:
Toronto Main Branch
Closing location for delivery of Offered Securities:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York
Additional Closing Conditions:
1.	The Underwriters shall have received a favorable opinion from Ogilvy Renault LLP, Canadian counsel to the Bank, subject to such exceptions and qualifications as would be customary, to the effect that:
a.	the statements in the Prospectus under the caption “Certain Income Tax Consequences – Certain Canadian Income Tax Considerations,” insofar as

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such statements constitute a summary of the Canadian tax laws referred to therein, are accurate and fairly summarize in all material respects the Canadian tax laws referred to therein.

b.	a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Indenture (to the extent the Indenture is governed by New York law), the Offered Securities and the Terms Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy (“Public Policy”), as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein (“Ontario Law”);

c.	in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York law, an Ontario Court would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture, the Offered Securities and the Terms Agreement and to the provisions in the Indenture, the Offered Securities and the Terms Agreement whereby the Bank has submitted to the jurisdiction of a New York Court;

d.	if the Indenture (to the extent the Indenture is governed by New York law), the Offered Securities or the Terms Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, an Ontario Court would, subject to the qualifications set out in paragraph (b) above, recognize the choice of New York law, and apply such law, provided that in any such proceeding, and notwithstanding the parties’ choice of law, the Ontario Court:
(A)	will not take judicial notice of the provisions of New York law but will only apply such provisions if they are pleaded and proven by expert testimony;

(B)	will apply Ontario Law that under such law would be characterized as procedural and will not apply any New York law that under Ontario Law would be characterized as procedural;

(C)	will apply provisions of Ontario Law that have overriding effect;

(D)	will not apply New York law if such application would be characterized under Ontario Law as the direct or indirect enforcement

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of a foreign revenue, expropriatory or penal law or if its application would be contrary to Public Policy; and
(E)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed; and
e.	an Ontario Court would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Offered Securities and the Terms Agreement that is not impeachable as void or voidable under New York law for a sum certain (the “Foreign Judgment”)
(i) provided that:
(A)	the New York Court had jurisdiction over the subject matter and the parties to such agreements as recognized by the Ontario Court and the New York Court;

(B)	no new admissible evidence, right or defence relevant to the action accrues or is discovered prior to the rendering of a judgment by the Ontario Court;

(C)	an action to enforce the Foreign Judgment is commenced in the Ontario Court within any applicable limitation period;

(D)	the Ontario Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action; and

(E)	the Ontario Court will render judgment only in Canadian dollars; and
(ii) subject to the following defences:
(A)	the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(B)	the Foreign Judgment is for a claim which under Ontario Law would be characterized as based on a foreign revenue, expropriatory or penal law;

(C)	the Foreign Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; or

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(D)	the Foreign Judgment has been satisfied or is void or voidable under New York law.
2.	The Underwriters shall have received an opinion from Sullivan & Cromwell LLP, United States counsel to the Bank, to the effect that the statements in the Prospectus under the caption “Certain Income Tax Consequences – Certain United States Federal Income Tax Consequences,” insofar as such statements constitute a summary of the principal United States federal tax consequences of the purchase, ownership and disposition of the Notes, is correct in all material respects as of the date of such opinion.
Names and addresses of Underwriters:
RBC Capital Markets Corporation
Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated

Designated representative:	RBC Capital Markets Corporation

Address for Notices, etc.:	One Liberty Plaza
165 Broadway
New York, New York 10006
Other Terms:
None

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SCHEDULE IV
Form of Issuer Free Writing Prospectus Pricing Term Sheet
[Joint Bookrunners/Co-managers]
Royal Bank of Canada
[securities offered]
Issuer:
Note Type:
Ratings:
Principal Amount
Issue Date:
Settlement Date:
Maturity Date:
Coupon:
Pricing Benchmark:
Market/Re-offer Spread
Offer Price:
Offer Yield:
Interest Payment Dates:
First Coupon Date:
Listing:
Call Provisions:
Day Count Basis:
Minimum Denominations:
CUSIP / ISIN:
Underwriters:
          The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free • and request to speak with the Debt Capital Markets.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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